

MM

OMB APPROVAL
OMB Number 3235-0123
Expires: April 1, 2014
Estimated average burden
hours per response ... 12.00

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8-67363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2011_____AND ENDING_____DECEMBER 31, 2011_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSF CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
141097

200 BRICKSTONE SQUARE, SUITE #406
(No. and Street)

ANDOVER   MA   01810
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN GALLAHUE   1-978-688-2400
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
    XX_ Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Edward Jenkins</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>GSF Capital Markets, LLC</u>, as of <u>December 31, 2011,</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Notary Public

_____
Signature

_____
Title

<u>This report</u>** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3)._



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
GSF Capital Markets, LLC
Andover, Massachusetts

In planning and performing my audit of the financial statements of GSF Capital Markets, LLC for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 15, 2012

GSF Capital Markets, LLC

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index
★ ★ ★ ★ ★
★ ★ ★
★

Page

Independent Auditors Report......................................1

Statement of Financial Condition..............................2

Statement of Income..3

Statement of Changes in Member's Equity. 4

Statement of Cash Flows 5

Notes to Financial Statements..............................6-8

SUPPLEMENTARY INFORMATION:

Schedule I: Computation of Net Capital Pursuant
            to SEC Rule 15c3-1..............................9

Schedule II: Exemptive Provision under Rule 15c3-3............10

Schedule III: Supplemental SIPC Report......................11-14



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

GSF Capital Markets, LLC
Andover, MA

I have audited the accompanying statement of financial condition of GSF Capital Markets, LLC as of December 31, 2011, and the related statements of income, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSF Capital Markets, LLC as of December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2012

GSF Capital Markets, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash & cash equivalents	$ 27,893
Prepaid expenses	65
	$ 27,958

Liabilities and Member's Equity

Liabilities:	
Accrued expenses	$ 6,600
	6,600
Member's Equity	21,358
	$ 27,958

GSF Capital Markets, LLC
Statement of Income
For The Year Ended December 31, 2011

Revenues
    Fee income $ 3,113,936
    Interest income   148

                                                       3,114,084

Expenses:
    Commissions   1,086,500
    Expense sharing   64,800
    Management services   1,990,293
    Regulatory fees and expenses   28,939
    Other expenses   9,445

                                                       3,179,977

Net Income (Loss)   ($ 65,893)
                                                    ============

GSF Capital Markets, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2011

Balance at beginning of year	$	16,851
Net income (loss)	(	65,893)
Member capital contributions		70,400
Balance at end of year	$	21,358


GSF Capital Markets LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2011


		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 65,893)	
Adjustments		
Add:		
Prepaid NASD Fees	200	
Accrued Expenses Payable	400	
Less:		
Cash from Operations		(65,293)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Member Contributions	70,400	
Financing Cash Flows		70,400
Cash Increase (Decrease)		5,107
Cash - Beginning of Year		
Cash - Checking	12,239	
Cash - Money Market	10,548	
Total Beginning of Year		22,786
Cash on Statement Date		$ 27,893



GSF Capital Markets, LLC
Notes to Financial Statements
For the Year Ended December 31, 2011

1. NATURE OF BUSINESS

   GSF Capital Markets, LLC (the Company) is a registered broker/dealer
   selling securities. It is a Delaware limited liabilty company
   operating in Massachusetts organized on May 10, 2006. The Company is
   a member of the Securities and Exchange Commission (SEC) and Financial
   Industry Regulatory Authority (FINRA). The Company emphasizes private
   placements in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

   The preparation of financial statements in conformity with generally
   accepted accounting principles requires management to make estimates
   and assumptions that affect the reported amount of assets and
   liabilities as of the date of the financial statements and the
   reported amounts of revenue and expenses during the reporting period.
   Actual results could differ from those estimates.

   Concentration of Credit Risk

   The Company maintaines its cash in bank deposit accounts which, at
   times, may exceed federally insured limits. Accounts are guaranteed by
   the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At
   December 31, 2011 the company had nothing in excess of FDIC insured
   limits. The Company has not experienced any losses in such accounts.

   Income Taxes

   A limited liability company is treated as a partnership for both
   federal and state income tax purposes. Thus, federal and state income
   (loss) are passed through to the member of the company, and not taxed
   at the company level. Therefore, no provision or liability for
   federal or state income taxes are required in these financial
   statements.

3. CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include all cash balances and highly liquid
   investments with an initial maturity of three months or less.

GSF Capital Markets, LLC
Notes to Financial Statements
For the Year Ended December 31, 2011

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and
Exchange Commission's regulations and operating guidelines, which
require the Company to maintain a specified amount of net capital,
as defined, and a ratio of aggregate indebtedness to net capital,
as derived, not exceeding 15 to 1. The Company's net capital
computed under 15c3-1 was $21,293 at December 31, 2011, which
exceed required net capital of $5,000 by $16,293. The ratio of
aggregate indebtedness to net capital at December 31, 2011 was
to 0.31 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents and
prepaid expenses. The recorded values of cash and cash equivalents
and prepaid expenses approximate their fair values based on their
short-term nature.

6. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 0
Income Taxes	$ 0

7. CONCENTRATIONS

In 2011, three private placements represented 100% of the Company's
revenue.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2012,
the date on which the financial statements were available to be
issued.

9. RELATED PARTY TRANSACTIONS

The company has an expense sharing agreement with an entity controlled by the sole member of the Company. Payroll and facility expenses incurred through this agreement amounted to $64,800 for 2011. The Company also paid a management service expense of $1,990,293. At December 31, 2011, $0 was owed to the related party.

The shared expenses for 2011 are:

Salary	$ 45,600
Insurance	4,800
Office expenses	6,000
Rent	8,400
	$ 64,800

10. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

SUPPLEMENTARY INFORMATION

GSF Capital Markets, LLC
Schedule I
Computation of Net Capital
December 31, 2011

Total Member's Equity	$ 21,358
Less: Non Allowable Assets	65
Net Capital	21,293
Less: Capital Requirement	5,000
Excess Capital	$ 16,293
Aggregate Indebtedness	$ 6,600
Ratio of Aggregate Indebtedness To Net Capital	0.31 to 1.0

There was no material difference between the audited net capital and the net capital reported on the December 31, 2011 FOCUS report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GSF Capital Markets, LLC as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only)   ___4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained
                                                                      X_4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer
         on a fully disclosed basis. Name of clearing firm(s)   ___4570

Clearing Firm SEC#s	Name	Product Code
8-_____	_____	_____ [4335B]
[4335A]	[4335A2]	
8-_____	_____	_____ [4335D]
[4335C]	[4335C2]	
8-_____	_____	_____ [4335F]
[4335E]	[4335E2]	
8-_____	_____	_____ [4335H]
[4335G]	[4335G2]	
8-_____	_____	_____ [4335I]
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission   ___4580

GSF Capital Markets, LLC

Supplemental SIPC Report

December 31, 2011



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Board of Directors
GSF Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange
Commission, we have performed the following procedures with respect to
the accompanying schedule (Form SIPC-7) of Securities Investor Protection
Corporation assessments and payments of GSF Capital Markets, LLC for the
nine month period ended December 31, 2011. Our procedures were performed
solely to assist you in complying with Rule 17a-5(e)(4) and our report is
not to be used for any other purpose. The procedures we performed are as
follows:

1) Compared listed assessment payments with respective cash disbursement
   records entries;

2) Compared amounts included with the amounts reported on the audited
   Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with
   the amounts reported in the General Assessment Reconciliation (Form
   SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting
   schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form
   SIPC-7 and in the related schedules and working papers supporting
   adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7
   on which it was computed.

Because the above procedures do not constitute an audit made in
accordance with generally accepted auditing standards, we do not express
an opinion on the schedule referred to above. In connection with the
procedures referred to above, nothing came to our attention that caused
us to believe that the amounts shown on Form SIPC-7 were not determined
in accordance with applicable instructions and forms. This report
relates only to the schedule referred to above and does not extend to any
financial statements of GSF Capital Markets, LLC taken as a whole.

Harvey E. Karll CPA, P.C.
February 15, 2012

SIPC-7   SECURITIES INVESTOR PROTECTION CORPORATION   (33-REV 7/10)
                805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                                  202-371-8300
                    Transitional Assessment Reconciliation
           (Read carefully the instructions in your Working Copy before completing this Form)

                 TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

   067363   FINRA   DEC 2011   Note: If any of the information shown on the
                                                mailing label requires correction, please e-mail
   GSF CAPITAL MARKETS, LLC   any corrections to form@sipc.org and so indicate
                                                On the form filed.
   200 BRICKSTONE SQUARE, SUITE #406
                                                Name and telephone number of person to contact
   ANDOVER, MA 01810-1429   respecting this form. KAREN GALLAHUE 978-269-5753

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____ 7,608

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 7,518)
       Date Paid   Amount

     July 14, 2011 $ _____ 7,518

     _____ $ _____

     _____ $ _____   (_____)

  C. Less prior year overpayment applied   . (_____)

  D. Assessment balance due or (overpayment)   _____ 90

  E. Interest computed on late payment (see instruction E)
       for _____ days at 20% per annum   _____

  F. Total assessment balance and interest due (or overpayment carried forward) $(_____)

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____ 90

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
the person by whom it is executed represent
thereby that all information contained herein   _GSF Capital Markets, LLC_____
is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                  _____
                                                           (Authorized Signature)

Dated the_23rd_ day of_January_ , 20_12_ .   _Controller_____
                                                                    (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the
Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily
accessible place.
Dates: _____
        Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____3,114,082

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries(except
      foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a,   _____

   (5) Net loss from management of or participation in the underwriting or
      distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal
      fees deducted in determining net profit from management of or participation
      in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

        Total additions   _____3,114,082

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end
      investment company or unit investment trust, from the sale of variable
      annuities, from the business of insurance, from investment advisory
      services rendered to registered investment companies or insurance company
      separate accounts, and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members
      in connection with securities transactions.   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i)
      certificates of deposit and (ii) Treasury bills, bankers acceptances or
      commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in
      connection with other revenue related to the securities business (revenue
      defined by Section 16(9)(L) of the Act).   _____23,805

   (8) Other revenue not related either directly or indirectly to the securities
      business. (See Instruction C):

     Reimbursed expenses   _____46,825

   (9) (i) Total interest and dividend expense (FOCUS
         Line 22/PART IIA Line 13, Code 4075 plus line
         2b(4) above) but not in excess of total interest $_____
         and dividend income.

     (ii) 40% of interest earned on customers securities
         accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   _____70,630

2d. SIPC Net Operating Revenues $ _____3,043,452

2e. General Assessment @ .0025 $ _____7,608
                                                                                (to page 1, line 2.A.)

GSF Capital Markets, LLC

Supplemental SIPC Report

December 31, 2011



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Board of Directors
GSF Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of GSF Capital Markets, LLC for the nine month period ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of GSF Capital Markets, LLC taken as a whole.

Harvey E. Karll CPA, P. C.

Harvey E. Karll CPA, P.C.
February 15, 2012

SIPC-7   SECURITIES INVESTOR PROTECTION CORPORATION   (33-REV 7/10)
          805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                              202-371-8300
                  Transitional Assessment Reconciliation
          (Read carefully the instructions in your Working Copy before completing this Form)

          TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067363 FINRA DEC 2011   Note: If any of the information shown on the
                                           mailing label requires correction, please e-mail
GSF CAPITAL MARKETS, LLC   any corrections to form@sipc.org and so indicate
                                           On the form filed.
200 BRICKSTONE SQUARE, SUITE #406
                                           Name and telephone number of person to contact
ANDOVER, MA 01810-1429   respecting this form. KAREN GALLAHUE 978-269-5753

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 7,608

  B. Less payment made with SIPC-6 filed (exclude interest)   (7,518)
       Date Paid   Amount

       July 14, 2011 $ 7,518

       _____ $_____

       _____ $_____   (_____)

  C. Less prior year overpayment applied   . (_____)

  D. Assessment balance due or (overpayment)   90

  E. Interest computed on late payment (see instruction E)
       for _____ days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $(_____)

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 90

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
the person by whom it is executed represent
thereby that all information contained herein   GSF Capital Markets, LLC
is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                  _____
                                                       (Authorized Signature)

Dated the 23rd day of January , 20 12 .   Controller
                                                  _____
                                                              (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the
Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily
accessible place.
Dates:
      Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,114,082

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a,

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   3,114,082

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   23,805

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        Reimbursed expenses   46,825

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

          Enter the greater of line (i) or (ii)

          Total deductions   70,630

2d. SIPC Net Operating Revenues $ 3,043,452

2e. General Assessment @ .0025 $ 7,608